Shuttle Pharmaceuticals Holdings, Inc.

1 Research Court, Suite 450

Rockville, MD 20850

February 10, 2022

Office of Life Sciences

U.S. Securities and Exchange Commission

Division of Corporation Finance

Re:	Shuttle Pharmaceuticals Holdings, Inc.
Draft Registration Statement on Form S-1
Originally Confidentially Submitted September 16, 2019
CIK No. 0001757499

Ladies and Gentlemen:

On behalf of Shuttle Pharmaceuticals Holdings, Inc., a Delaware corporation (the “Company”), we are hereby transmitting the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on October 31, 2019 (the “2019 Letter”) regarding the Draft Registration Statement on Form S-1 (the “Registration Statement”), as submitted confidentially to the Commission on September 16, 2019 (the “2019 Submission”). Due to market conditions, as well as complications related to the COVID-19 pandemic, we delayed pursuing our planned initial public offering until we were able to engage an underwriter to lead a firm commitment underwritten public offering. As a result of the significant amount of time that has passed since our 2019 Submission, some of the questions posed by Commission Staff in the 2019 Letter are no longer applicable. For such questions, we have stated as much. In addition, due to the size of the exhibits that accompany the amendment to the Registration Statement we are submitting today, we have had to confidentially submit an additional amendment to the Registration Statement in order to include all of the exhibits. This additional amendment will be filed concurrently with the submission.

For your convenience, we have repeated below the comments of the Staff in bold and have followed each of the Staff’s comments with the Company’s response.

Draft Registration Statement on Form S-1

Cover Page

1.	We note your statement in footnote (4) that this registration statement also covers under a separate prospectus the resale of shares of common stock issuable upon conversion of Series A Preferred Stock and issuable upon exercise of warrants. However, there does not appear to be a separate prospectus relating to these shares. Please revise or advise. Please also identify the selling stockholders and the number of shares being offered for resale by each in the table on page 89.

We have removed the language regarding the resale prospectus as the company does not intend to register any securities for resale in this offering.

2.	On the prospectus cover page please state clearly that this is a minimum-maximum offering, disclose any minimum purchase requirements, if applicable, and any arrangements to place the funds in escrow, trust, or similar account. Refer to Item 501(b)(8)(ii)-(iii) of Regulation S-K. To the extent the offering will be a firm commitment underwritten offering, please revise the cover page and throughout accordingly.

The Company has engaged an underwriter, Boustead Securities, LLC, to complete a firm commitment underwritten offering of our common stock. As such, we have changed the disclosure throughout to address that the offering is a firm commitment underwritten offering.

Office of Life Sciences

U.S. Securities and Exchange Commission

February 10, 2022

3.	Please revise to clarify whether the selling shareholders intend to sell their shares at the same price the company is selling shares.

As the Company is no longer registering shares for resale in this prospectus, we have removed the resale prospectus. Instead, the company will be including 500,000 shares from certain selling stockholders, which shares will be included in the primary offering, selling at the same price the Company is selling its shares, and whose names have been disclosed under the Principal and Selling Stockholders table on page 82.

Prospectus Summary, page 1

4.	Please revise throughout to remove any inference regarding the safety and efficacy of your product candidates. Given that the determination of a product’s safety and efficacy is solely within the FDA’s authority and your product candidates have not yet completed clinical trials, these inferences are not appropriate. We note by way of example statements that “[t]hese data are interpreted as demonstrating safety for use of IPdR in humans for efficacy testing in clinical trials in combination with RT” on page 3; and disclosure regarding “[e]vidence of efficacy from Phase II clinical trials” on page 6.

Inferences regarding the safety and efficacy of the product candidates have been removed and replaced with a statement of fact that “Ropidoxuridine has completed a Phase I clinical trial.” Instead, the Company has included disclosure that a summary of the published results of the Ropidoxuridine Phase I clinical trial will be submitted to the FDA in support of Phase II clinical testing.

5.	Please revise the summary to disclose that your subsidiary, Shuttle Pharmaceuticals, Inc., conducted a min-max initial public offering in 2017 but did not meet the minimum and therefore terminated the offering without selling any shares.

The above referenced corporate information on page 10 has been amended to include the following sentence: “Shuttle Pharmaceuticals, Inc., our wholly owned subsidiary, conducted a minimum-maximum initial public offering in 2017 but did not meet the minimum required amount of capital to be raised and therefore terminated the offering without selling any shares.”

6.	Given your early stage of development, please revise the second paragraph on page 3 to remove any implication that you hope or expect to receive FDA approval by a particular date.

In accordance with the above comment, we have removed the target date on page 3.

Implications of Being an Emerging Growth Company, page 9

7.	Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

To date, no written materials have been prepared for or distributed to potential investors. When and if such documents are prepared, we will contact a staff member to submit any such documents for review.

The Offering, page 11

8.	Please explain the reference to your officers and directors relying on Rule 3a4-1 in offering the shares on your behalf. This is inconsistent with the disclosure elsewhere that you will engage an underwriter.

The above referenced language has been removed as the Company now intends to complete a firm commitment underwritten offering.

Office of Life Sciences

U.S. Securities and Exchange Commission

February 10, 2022

Use of Proceeds, page 41

9.	We note your disclosure that you intend to use the proceeds of this offering to further the development of your ropidoxuridine and doranidazole product candidates. Please specify how far in the development of each of the listed clinical trials you expect to reach with the proceeds of the offering. If any material amounts of other funds are necessary to accomplish the specified purposes, state the amounts and sources of other funds needed for each specified purpose and the sources. Refer to Instruction 3 to Item 504 of Regulation S-K.

This amendment to the draft registration statement reflects abandonment of Doranidazole development and plans to develop Ropidoxuridine through a Phase II clinical trial. We have indicated that we believe the funds raised through this offering will be adequate to complete the Phase II clinical trial, as well as indicated that additional funds will be required to complete a Phase III clinical trial.

Dilution, page 43

10.	Please disclose dilution to current shareholders if 28%, 50%, 75% and 100% of the offering is sold.

As a result of the offering being an underwritten public offering, we have adjusted this section to reflect that.

Business DORANIDAZOLE, page 61

11.	Please disclose the aggregate milestone payments and royalty rates (or royalty range) to be paid under the Pola License Agreement.

The update to the S-1 reflects the Company’s abandonment of pursuing the development of Doranidazole, the development of which would have required royalty payments to be made under the Pola License Agreement.

Doranidazole, page 68

12.	Based on the pipeline on page 51, it appears that doranidazole is currently in Phase I clinical trials. However, the second table on page 68 shows the trial for doranidazole in Phase 3 and states as follows: “1st Phase 3 study completed.” Please revise for consistency or advise.

This amendment to the draft registration statement reflects the Company’s abandonment of pursuing the development of Doranidazole. As a result, all related disclosure concerning Doranidazole has been removed from the registration statement.

Executive Compensation Summary Compensation Table, page 87

13.	Please revise the last column in the summary compensation table to reflect the total amounts paid to your named executive officers.

We have updated the summary compensation table to indicate the total amount paid to each of the named executive officers.

Office of Life Sciences

U.S. Securities and Exchange Commission

February 10, 2022

Description of Capital Stock, page 92

14.	We note that your forum selection provision in your certificate of incorporation identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act. Please also reconcile this forum selection provision with the provision in your bylaws which designates the federal district court for the District of Delaware if no state court in Delaware has jurisdiction.

We do not believe this provision applies to actions arising under the Securities Act or the Exchange Act, as the provision allows for such exclusive jurisdiction only “to the fullest extent of the law” – meaning that, where the law does not permit, such exclusivity shall not apply. In accordance with the issues raised above, the exclusive jurisdiction provision of the Company’s bylaws has been amended to specifically exclude such provision as relates to any actions brought under the Securities Act or the Exchange Act and the amended bylaws are filed herewith as Exhibit 3.2.

Underwriting, page 95

15.	We note your disclosure on page 96 that the “underwriters agreed to purchase all of the shares offered by this prospectus ... if any are purchased.” We also note disclosure on page 11 that this offering is “being conducted on a ‘best efforts’ basis.” Please revise here and throughout the prospectus for consistency or advise.

We have adjusted the disclosure throughout the prospectus to indicate that the Company is conducting an underwritten offering.

16.	We note your references to the escrow agreement on page 11. Please describe the material terms of the agreement. In addition, please clarify, if true, that to the extent the offering is terminated without satisfying the minimum offering contingency, escrowed funds will be promptly returned to investors.

Such language has been removed as the Company is conducting a firm commitment underwritten public offering.

Report of Independent Registered Public Accounting Firm, page F-2

17.	While you provide 2017 and 2018 financial statements for Shuttle Pharmaceutical Holdings, Inc., the audit report for Shuttle Pharmaceutical Holdings, Inc. only covers the fiscal year ended December 31, 2018. Please provide an audit report for Shuttle Pharmaceutical Holdings, Inc. that covers the fiscal year ended December 31, 2017.

The audit report and financial statements for the fiscal year ending December 31, 2020 have been included in this amendment no. 1 to the draft registration statement. The Company will include full audited financials, including audited financials for the year ended December 31, 2021, in its next filing.

Note 1 – Organization and Basis of Presentation Basis of Presentation, page F-9

18.	You state on pages F-8 and F-9 that the “company,” initially formed as Shuttle Pharmaceuticals, LLC, became Shuttle Pharmaceuticals, Inc. in 2016, and changed its name to Shuttle Pharmaceuticals Holdings, Inc. in 2018. On page 54, you state that Shuttle Pharmaceuticals, LLP became Shuttle Pharmaceuticals, Inc. in 2017. You further state that Shuttle Pharma Acquisition Corp. changed its name to Shuttle Pharmaceuticals Holdings, Inc. after acquiring Shuttle Pharmaceuticals Inc. in 2018. Please resolve the discrepancies between these disclosures and clearly describe the basis for the financial statements that are presented.

The description of the formation of Shuttle Pharmaceuticals, LLC, its conversion to Shuttle Pharmaceuticals, Inc. in 2016 and subsequent reverse merger into Shuttle Pharmaceuticals Holdings, Inc. (formerly Shuttle Pharma Acquisition Corp., Inc.) in 2018 has been described in the financial statements and corresponds with the description set forth in the body of the prospectus.

Office of Life Sciences

U.S. Securities and Exchange Commission

February 10, 2022

Recapitalization, page F-9

19.	Please revise to describe the purpose of the recapitalization involving the company and Shuttle Pharma Acquisition Corp. and your accounting for the transaction. Tell us whether this transaction involved entities under common control.

Shuttle Pharma Acquisition Corp. (“Acquisition Corp.”) was an entity held by our financial advisor, AFH Holding & Advisory LLC (“AFH”), an unrelated entity which we had engaged to assist us in organizational, advisory and equity raising efforts. Upon forming Acquisition Corp., and prior to its business combination with our subsidiary, Shuttle Pharmaceuticals, Inc., on April 5, 2018, AFH and its affiliates received a total of 3,600,000 founders shares in Acquisition Corp., which were issued at par value.

Note 3 – Summary of Significant Accounting Policies Research and Development Expenses, page F-10

20.	Please revise to describe the conditions for receiving contract awards resulting in negative R&D expenses recognized in certain periods.

The conditions for receiving contract awards has been detailed under “Research and Development Expenses” in the footnotes to financial statements. There were no negative R&D expenses disclosed.

Fair Value of Financial Instruments, page F-12

21.	You state on page F-17 that you issued 3,600,000 shares of common stock for cash of $36 or at $0.01 per share. Please tell us how you considered this issuance in your 2018 valuation of common stock at $10.26 per share.

Shuttle Pharma Acquisition Corp., Inc. (“Acquisition Corp.”) was an entity formed by our financial advisor, AFH Holding & Advisory LLC (“AFH”), an entity which we had engaged to assist us in organizational, advisory and equity raising efforts. Upon forming Acquisition Corp., and prior to its business combination with our operating subsidiary, Shuttle Pharmaceuticals, Inc., AFH and its affiliates received a total of 3,600,000 founders shares which were issued at par value. Such shares were issued at par value as a result of the uncertainty as to whether a business combination between our operating subsidiary, Shuttle Pharmaceuticals, Inc., and Acquisition Corp. would in fact occur.

Part II

Item 15. Recent Sales of Unregistered Securities, page II-1

22.	We note your reference to “the following transactions” in this section, but there are no transactions listed. Please revise.

Item 15 has been updated to disclose recent sales of unregistered securities.

Item 17. Undertakings, page II-2

23.	Please revise the undertakings language in section 1(b) to match the language set forth in Item 512(a)(1)(ii) of Regulation S-K. In addition, include the undertaking required by Item 512(a)(6) of Regulation S-K or advise.

This section has been updated to reflect the appropriate language as required by Regulation S-K.

Office of Life Sciences

U.S. Securities and Exchange Commission

February 10, 2022

Signatures, page II-3

24.	Please revise your signatures section to comply with Form S-1 requirements.

We have revised the signatures section to comply with Form S-1 requirements.

Exhibits

25.	Please revise your exhibit list and file a list of your subsidiaries as an exhibit to your registration statement. Refer to Item 601 of Regulation S-K. In addition, revise the exhibit list to add the underwriting agreement referenced on page 95.

We have filed Exhibit 15.1, List of Subsidiaries, to the Exhibit List, which indicates Shuttle Pharmaceuticals, Inc. is the only wholly-owned subsidiary of Shuttle Pharmaceuticals Holdings, Inc. The underwriting agreement is pending, is listed in the Exhibit List, and will be filed with the registration statement once it is finalized.

26.	We note your references to strategic agreements with Brown University, University of Virginia, George Washington University and Propagenix, Inc. If these agreements are material, please file them as exhibits to your registration statement and describe their material terms in the business section.

The strategic agreements are filed and consist of the following: (i) subcontract with Brown University for the “Fast-Track” SBIR contract (Exhibit 10.17), (ii) University of Virginia option to license (Exhibits 10.26 and 10.27), (iii) the George Washington University material transfer agreement (Exhibit 10.11) and (iv) the Propagenix, Inc. sublicensing agreement (Exhibit 10.7).

General

27.	Please revise to include the dealer prospectus delivery obligation. Refer to Item 502(b) of Regulation S-K.

We have revised the back page of the prospectus to include the dealer prospectus delivery requirement as required by Item 502(b) of Regulation S-K.

We thank the Staff in advance for its review of the foregoing and of the Draft Registration Statement on Form S-1 and related Prospectus submitted today. Following your review, we respectfully request that the Staff provide us with their additional comments to the Draft Registration Statement by March 10, 2022 or as soon as practicable. Should you have any questions, we ask that you please contact our counsel, Megan J. Penick, Esq., of Michelman & Robinson, LLP, by telephone at (646) 320-4104 upon your receipt of this filing.

Sincerely,

/s/ Anatoly Dritschilo

Anatoly Dritschilo, M.D.

Chairman and Chief Executive Officer

Shuttle Pharmaceuticals Holdings, Inc.